
IPC
INTEGRATED
PAVING
CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com




06011411

February 23, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated February 22, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

dlw 3/7


IPC
INTEGRATED
PAVING
CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

BRIAN J. HURL APPOINTED TO THE BOARD OF INTEGRATED PAVING CONCEPTS INC.

Surrey, British Columbia, Canada, February 22, 2006 – Integrated Paving Concepts is pleased to announce Brian J. Hurl has joined the Board of Directors. Mr. Hurl brings a broad business background to the Company. He is currently the VP Finance of GreenWing Energy, Inc., a private, renewable energy development company with numerous projects underway in Canada and the U.S. Prior to this he spent four years as CFO of Cellex Power Products Inc. and nearly 20 years in the commercial and investment banking industry most recently as Managing Director at BMO Nesbit Burns and previously as SVP and Director at Merrill Lynch Canada.

Mr. Hurl is currently a Director of Reliable Energy Inc., and serves as the Chairman of the YMCA for Greater Vancouver. He holds a B.A. in Economics from the University of Western Ontario.

"We are pleased to have Brian join our Board", stated Clark Quintin, President and Chief Executive Officer. "We will benefit from his extensive experience."

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary